TERAWULF INC.

9 Federal Street

Easton, Maryland 21601

March 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Office of Crypto Assets

Re:	TeraWulf Inc. Amendment No. 2 to Registration Statement on Form S-3 Filed January 16, 2024 File No. 333-274788

Ladies and Gentlemen:

On behalf of TeraWulf Inc. (the “Company”), I am pleased to submit this letter in response to the written comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) received on January 31, 2024 (the “Comment Letter”) to the above-referenced Amendment No. 2 to Registration Statement on Form S-3 filed with the Commission by the Company on January 16, 2024 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, has filed with the Commission an amendment to the Registration Statement, which reflects these revisions (“Amendment No. 3”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter. Immediately below each reproduced comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 3 of the requested disclosure or revised disclosure. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-3

Prospectus Summary
Business Overview, page 4

1.	We note your response to comment 2. Please further revise your breakeven analysis illustrate the impact of hardware purchasing costs on your mining operations, among other costs. In this regard, we note from pages 12 and 21, respectively, of your Form 10-Q/A for the quarter ended September 30, 2023, that your miners generally have a useful life of four years and that you recognized $8.2 million of depreciation expense related to property, plant and equipment for the quarter. Given this expense and the fact that you will have to replace your miners every few years, it appears that the cost of purchasing mining equipment is a substantial expense that will impact the success of your mining operations.

In response to the Staff’s comment, the Company has revised its disclosures under “Business Overview” on pages 9 and 10.

Please contact me at (646) 243-1873 if I can further assist your review of the Amendment No. 3.

Very truly yours,

TERAWULF INC.

By:	/s/ Stefanie Fleischmann
	Name:	Stefanie Fleischmann
	Title:	Chief Legal Officer

cc:	Lynwood E. Reinhardt, Reed Smith LLP
Anthony J. Marsico, Reed Smith LLP
Michael S. Lee, Reed Smith LLP